Exhibit 21

Subsidiaries of the Registrant

The following is a list of subsidiaries of Sears Holdings Corporation, the names under which such subsidiaries do business, and the state or country in which each was organized, as of January 31, 2009. The list does not include subsidiaries which would not, if considered in the aggregate as a single subsidiary, constitute a significant subsidiary within the meaning of Item 601(b)(21)(ii) of Regulation S-K.

Names	State or Other Jurisdiction of Organization
Consolidated Subsidiaries:
KCD IP, LLC	Illinois
Kmart Corporation	Michigan
Kmart Holding Corporation	Delaware
Kmart Management Corporation	Michigan
Lands’ End, Inc.	Delaware
LRFG, LLC	Delaware
Sears Holdings Management Corporation(2)	Delaware
Sears Brands, LLC	Illinois
Sears Canada, Inc.(1)	Canada
Sears Financial Holdings Corporation	Delaware
Sears Reinsurance Company Ltd.	Bermuda
Sears Roebuck Acceptance Corporation	Delaware
Sears, Roebuck and Co.	New York

(1)

Shares are owned directly or indirectly by Sears Canada Holdings Corp., which is a wholly-owned subsidiary of Sears International Holdings Corp., which in turn is a wholly-owned subsidiary of Sears, Roebuck and Co.

(2)	Shares are owned by Sears, Roebuck and Co. and Kmart Management Corporation.